SECURITI ... SION

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RECEIVED AUG 25 2005 192 WASH. D.C. PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 050915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2004 (MM/DD/YY) AND ENDING JUNE 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

WOLF A. POPPER, INC.

PROCESSED SEP 2005 THOMSON FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

386 PARK AVENUE SOUTH
(No. And Street)

NEW YORK, (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WOLF A. POPPER (212) 532-0100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: CHRISTIAN TIRIOLO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, WOLF A. POPPER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WOLF A. POPPER, INC., as of JUNE 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

LAWRENCE D. WAXMAN
Notary Public, State of New York
No. 30-4682215
Qualified in Nassau County
Term Expires March 30, 19__ 3/30/07

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

WOLF A. POPPER, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2005

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
Wolf A. Popper, Inc.:

We have audited the accompanying statement of financial condition of Wolf A. Popper, Inc. (the "Company") as of June 30, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wolf A. Popper, Inc. as of June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
August 11, 2005

WOLF A. POPPER, INC.
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2005

ASSETS

Cash and cash equivalents	$ 62,762
Cash – For the exclusive benefit of customers	501
Securities owned, at market value	3,416
12b-1 fees and consulting fees receivable (net of allowance of $1,856)	10,912
Other assets	8,086
TOTAL ASSETS	$ 85,677

LIABILITIES AND SHAREHOLDER'S EQUITY

Accrued liabilities	$ 7,089
Payroll taxes payable	895
TOTAL LIABILITIES	7,984
Shareholder's Equity	
Common stock, no par value, 200 shares issued and outstanding	20,000
Additional paid-in capital	500
Retained earnings	57,193
Total Shareholder's Equity	77,693
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 85,677

The accompanying notes are an integral part of this financial statement.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Wolf A. Popper, Inc (the "Company") was organized in the State of New York on February 5, 1998. The Company is registered as a limited broker-dealer in mutual funds, limited partnerships and variable annuities with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company also provides consulting services for individuals seeking various professional advisements.

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and the related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities transactions (and the recognition of related income and expenses) are recorded on a trade-date basis.

The Company accounts for income taxes under SFAS No. 109, which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 2 – SECURITIES OWNED, AT MARKET VALUE

The amount shown on the statement of financial condition as securities owned, at market value consists of the following at June 30, 2005:

Putnam International Equity Class A	$ 2,059
Amidex35TM Israel Mutual Fund Class N	1,357
Total	$ 3,416

NOTE 3 – NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital, as defined. At June 30, 2005, the Company had net capital of $ 57,677, which was $ 52,677 in excess of its requirement.

NOTE 4 – 12B-1 FEES AND CONSULTING FEES RECEIVABLE

The amount shown on the statement of financial condition as 12b-1 fees and consulting services receivable consists of the following at June 30, 2005:

12b-1 fees receivable	$ 4,658
Consulting fees receivable	8,110
	$ 12,768
Less:	
Allowance for doubtful collection-consulting fees	(1,856)
Net	$ 10,912

NOTE 5 – LEASE COMMITTMENT

The Company leases its premises under a lease expiring June 30, 2006. Future approximate minimum annual rental expense for the fiscal year ended June 30 is:

2006	$ 19,800

The lease contains rent escalation provisions based on increased real estate taxes and other operating expenses.

NOTE 6 – INCOME TAXES

A provision for income taxes in the amount of $871 has been accrued in the financial statements to estimate the income taxes incurred for the fiscal year ending June 30, 2005. Since the Company does not expect any material temporary timing differences, the entire amount is considered current.